Filed Pursuant to Rule 433
Registration No. 333-190911-07

Entergy Louisiana, LLC

$170,000,000
First Mortgage Bonds,
5% Series due July 15, 2044

Final Terms and Conditions

June 17, 2014

Issuer:	Entergy Louisiana, LLC

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A2 (stable outlook) by Moody’s Investors Service A- (stable outlook) by Standard & Poor’s Ratings Services

Trade Date:	June 17, 2014

Settlement Date (T+5):	June 24, 2014

Principal Amount:	$170,000,000

Coupon:	5%

Coupon Payment Dates:	January 15 and July 15 of each year

First Payment Date:	January 15, 2015

Final Maturity Date:	July 15, 2044

Optional Redemption Terms:	Make-whole call at any time prior to July 15, 2024 at a discount rate of Treasury plus 25 bps and, thereafter, at par

UST Benchmark:	3.625% due February 15, 2044

Spread to UST Benchmark:	+157.6 bps

Treasury Price:	103-23

Treasury Yield:	3.424%

Re-offer Yield:	5.000%

Issue Price to Public:	100.00%

Net Proceeds Before Expenses:	$168,512,500

Joint Book-Running Managers:	J.P. Morgan Securities LLC
RBS Securities Inc.
KeyBanc Capital Markets Inc.
SMBC Nikko Securities America, Inc.

CUSIP / ISIN:	29364W AT5 / US29364WAT53

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1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) J.P. Morgan Securities LLC collect at 1-212-834-4533, or (ii) RBS Securities Inc. toll-free at 1-866-884-2071.